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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                              Commission  File  Number  333-8043

(Check  One):  [X]  Form  10-K  [  ] Form 20-F [ ] Form 11-K [ ] Form 10-Q   [ ]
               Form  N-SAR


               For  Period  Ended:  November  30,  2000
               [  ]  Transition  Report  on  Form  10-K
               [  ]  Transition  Report  on  Form  20-F
               [  ]  Transition  Report  on  Form  11-K
               [  ]  Transition  Report  on  Form  10-Q
               [  ]  Transition  Report  on  Form  N-SAR
               For  the  Transition  Period  Ended:  November  30,  2000

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  Read  Instruction  (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the  Item(s)  to  which  the  notification  relates:

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PART  I  -  REGISTRANT  INFORMATION
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Full  Name  of  Registrant

Silverado  Gold  Mines  Ltd.
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Former  Name  if  Applicable

Silverado  Mines  Ltd.

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Address  of  Principal  Executive  Office  (Street  and  Number)

Suite  505,  1111  West  Georgia  Street
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City,  State  and  Zip  Code

Vancouver,  British  Columbia  V6E  4M3
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PART  II  --  RULES  12B-25  (B)  AND  (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]      (b)  The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [  ]     (c)  The  accountant's  statement  or  other  exhibit  required by
               Rule  12b-25(c)  has  been  attached  if  applicable.

PART  III  --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Since the end of the registrant's fiscal year of November 30, 2000, three significant transactions have been entered into which are currently being assessed for their impact on the financial statements and the disclosures included in the Annual Report on Form 10K. These transactions involve: 1) The conversion of the Company's Grant Mill into a fossil fuel production plant in conjunction with the University of Alaska, Fairbanks, 2) A proposed Joint Venture with the Malaysian Government to develop a Low-Rank Coal-Water Fuel industry in that Country and, 3) The conclusion of a re-negotiated stance on the companys outstanding $2,000,000 unsecured debenture and the moving of same back to five year long term debt from its current short term status. The registrant is currently assessing the impact of these transactions on its cash flow requirements for the coming financial year. Furthermore, the registrant is in the process of making financing arrangements, the outcome of which may impact this assessment. In order to ensure that certain assets and liabilities are appropriately reflected in the financial statements, the registrant is delaying the filing of its Annual Report on Form 10K for the financial year ended
November  30,  2000,  beyond  February  28,  2001.



PART  IV  --  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Garry  Anselmo     (604)              689-1535
     ---------------  -----------    ------------------
     (Name)          (Area  Code)    (Telephone  Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            Silverado  Gold  Mines  Ltd.
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                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   February  21,  2001         By  /s/  Garry  L.  Anselmo
    ----------------------         -----------------------------------
                                   Garry  L.  Anselmo,  C.E.O., C.F.O.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF  FACT  CONSTITUTE   FEDERAL
CRIMINAL  VIOLATIONS  (SEE  18  U.S.C.  1001).
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